FORM 8-A/A
                                 AMENDMENT NO. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                            Employee Solutions, Inc.
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             (Exact name of registrant as specified in its charter)


              Arizona                                               86-0676898
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(State of incorporation or organization)                        (I.R.S. Employer
                                                             Identification No.)


6225 N. 24th Street, Phoenix, Arizona                                    85016
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(Address of principal executive offices)                              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class                      Name of each exchange on
     to be so registered                      which each class is to be
                                                     registered

            None                                        ---



Securities to be registered pursuant to Section 12(g) of the Act:


                            No Par Value Common Stock
--------------------------------------------------------------------------------
                                (Title of class)

This Amendment No. 1 is filed to update Item 1.

Item 1.  Description of the Registrant's Securities to be Registered.
-------  ------------------------------------------------------------

         The class of securities registered is no par value Common Stock ("Common Stock"), of Employee Solutions, Inc. (the "Company"). The Company's Articles of Incorporation, as amended (the "Articles") provide that the Company has authority to issue 75,000,000 shares of Common Stock and 10,000,000 shares of Convertible Preferred Stock, no par value ("Preferred Stock") in such series, and with such designations, as the Board of Directors may determine.

         The outstanding shares of Common Stock are fully paid and non-assessable. No shares of Preferred Stock are outstanding. The holders of the Company's stock are not entitled to any preemptive, subscription, redemption or conversion rights. The Common Stock and the Preferred Stock are subordinate to Company debt or other non-equity obligations, including without limitation the Company's bank debt and senior notes. Shares of Common Stock are accompanied by Rights to Purchase Shares of Series A Junior Participating Preferred Stock (the "Rights"); see below.

Common Stock

         Subject to the provisions of Arizona law described below, the holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the Common Stock have cumulative voting rights for election of directors. Under cumulative voting, each holder of Common Stock is entitled to as many votes as is equal to the number of shares of Common Stock held by the shareholder multiplied by the number of directors to be elected, and such votes may be cast for any single nominee or divided among two or more nominees. The Articles provide that shareholders may call a special meeting of shareholders only if requested by the holders of at least 50% of the outstanding shares of Common Stock.

         Subject to the prior rights of any series of Preferred Stock which may be issued by the Company in the future, holders of Common Stock are entitled to receive ratably such dividends that may be declared by the Board of Directors out of funds legally available therefor, and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. The Company's financing arrangements include financial covenants, such as minimum equity requirements, which may affect the Company's ability to pay dividends.

         It is not possible to state the actual effect of any authorization of Preferred Stock upon the rights of holders of Common Stock unless and until the Board determines the specific rights of the holders of any other series of Preferred Stock. The Board's authority to issue Preferred Stock also provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company, and may adversely affect the holders of the Common Stock.

Rights

         Pursuant to a shareholder rights plan adopted by the Company's board of directors, each holder of Common Stock on February 20, 1998 received a dividend of one Right for each outstanding share of Common Stock. Initially, the Rights are attached to the Common Stock and are not exercisable. They become detached from the Common Stock, and become immediately exercisable after any person or group becomes a beneficial owner of 15% or more of Common Stock or ten days after any person or group announces a tender or exchange offer that would result in the same beneficial ownership level, subject to certain exceptions.

         If a buyer becomes a 15% owner in the Company, all Rights holders, except the buyer and certain related persons, will be entitled to purchase preferred stock from the Company at a price discounted from the then-market price. In addition, if the Company is acquired in a merger after such an acquisition, all Rights holders, except the buyer and certain related persons, will also be entitled to purchase stock in the buyer at a discount in accordance with the shareholder rights plan.

         The distribution of Rights was made to shareholders of record on February 20, 1998, and shares of Common Stock that are newly-issued after that date will also carry Rights until they become detached from the Common Stock. The Rights will expire on February 19, 2008. The Company may redeem the Rights for $0.001 each at any time before a buyer acquires a 15% position in the Company, and under certain other circumstances.

         For further information as to the Rights, see the Company's Registration Statement on Form 8-A dated February 19, 1998, with the exhibits thereto (the "Rights 8-A") and the Company's Current Report on Form 8-K dated February 20, 1998, together with the exhibits thereto (the "Rights 8-K"), both of which are incorporated herein by reference.

Preferred Stock

         The Preferred Stock may, without action by the stockholders of the Company, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of Preferred Stock issued in the future. The Convertible Preferred Stock is non-voting and carries no dividend rights or liquidation preference.

         See the Rights 8-K and the Rights 8-A for a further description of Series A Preferred Stock which may be issuable pursuant to the Rights.

Redeemable Common Stock Purchase Warrants

         The Redeemable Common Stock Purchase Warrants which were issued by the Company in its 1993 initial public offering have been redeemed and are no longer outstanding.

Statutory Provisions

         There are anti-takeover provisions applicable under Arizona law to all "issuing public corporations," which are defined to include Arizona corporations with a class of securities registered under the Securities Exchange Act of 1934, as amended. The Company is currently an "issuing public corporation." Protections under the Arizona Corporate Takeover Act (the "ACTA") include, without limitation, anti-greenmail provisions, restrictions on increasing compensation to officers or directors during a tender offer, disclosure requirements and potential voting restrictions for control share acquisitions, and restrictions on engaging in business combinations with certain significant shareholders. The anti-greenmail provisions of the ACTA prohibit a company from purchasing any shares of capital stock of an issuing public corporation from any beneficial owner of more than 5% of the voting power of the company (a "5% Owner") at a per share price in excess of the average market price (during the 30 trading days prior to the purchase) unless the 5% Owner beneficially owned his or her shares for three years or more, the purchase is approved by the company's shareholders (excluding the 5% Owner) or the company makes an offer of at least equal value on a per share basis to all holders of shares of such class or series (including holders of any class or series in which the shares may be converted).

         The ACTA also contains a provision which generally provides that if any person or group of persons (an "Acquiring Person") acquires shares of an issuing public corporation that, when added to all other shares of the company beneficially owned by the Acquiring Person, entitles the Acquiring Person immediately to exercise or direct the exercise of a percentage of the company's voting power that has increased above certain specified levels (20%, 33% or 50%) of the shares of the company (a "Control Share Acquisition"), then the Acquiring Person will not have the right to vote the shares in excess of that level, except for the election of directors. In addition, within ten (10) days after a Control Share Acquisition, an Acquiring Person is required to deliver to the company an information statement containing certain information about the Acquiring Person. The Acquiring Person must also include in the information statement a good faith estimate of the range of voting power, described above, that resulted or would result from the Control Share Acquisition. In the event that an Acquiring Person has entered into a definitive financing agreement pursuant to which the Acquiring

Person would obtain the necessary third-party funds to finance the Control Share Acquisition, the Acquiring Person may require the Company to call a special meeting of the Company's shareholders for the purpose of considering the voting rights to be accorded the shares acquired by the Acquiring Person.

         The ACTA also contains a provision which prohibits an issuing public corporation from engaging in a business combination (as defined in the ACTA) or authorizing any subsidiary to engage in any business combination with an Interested Shareholder (as defined below) for a period of three years after the date that the Interested Shareholder first acquired the shares of common stock that qualify him or her as an Interested Shareholder, unless either the business combination or the Interested Shareholder's acquisition of shares is approved by a committee of the company's board of directors before the Interested Shareholder first acquired the shares that qualify such shareholder as an Interested Shareholder. The ACTA defines an "Interested Shareholder" as any person that either (a) beneficially owns 10% or more of the voting power of the outstanding shares of the company or (b) is an affiliate or associate of the company and who, at any time within the three-year period preceding the transaction, was the beneficial owner of 10% or more of the voting power of the outstanding shares of the company together with such persons, affiliates and associates. In addition to the three-year prohibition described above, a company may not engage in any business combination or authorize any subsidiary to engage in any business combination with an Interested Shareholder or affiliate or associate of an Interested Shareholder after such three-year period unless the business combination is approved by the company's shareholders, excluding the Interested Shareholders, at a meeting called after such three-year period, or unless the business combination satisfies certain statutory requirements.

         Although Arizona corporations may opt out of any or all of the provisions of the ACTA by amending their articles of incorporation, the Company has not done so. The ACTA is set forth at Arizona Revised Statutes ss.10-2701 et seq.

                                    * * * * *

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPLOYEE SOLUTIONS, INC.


                                        By: /s/ Marvin D. Brody
                                        -----------------------

                                        Marvin D. Brody
                                        Chief Executive Officer




Date:    April 8, 1998